Fuwei Films Announces Its Unaudited Financial Results for the Second Quarter of 2011

- Teleconference to be Held on August 11, 2011 at 8:00 a.m. EDT

BEIJING, August 10, 2011 – Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the second quarter and first six months of 2011.

Highlights

▪	Net sales for the second quarter were RMB137.3 million (US$21.2 million), compared with RMB 110.3 million in the same period of 2010;

▪	Gross profit for the second quarter was RMB22.5 million (US$3.5 million), compared with RMB 19.7 million in the same period of 2010;

▪	Net sales during the first six months were RMB311.5 million (US$48.2 million), compared with RMB 198.8 million in the same period of 2010;

▪	Net income for the first six months was RMB29.8 million (US$4.6 million), compared with RMB 297,000 in the same six-month period of 2010;

▪	Basic and diluted earnings per share for the first six months was RMB2.28 (US$0.35), compared with RMB 0.02 in the same period of 2010;

▪	Sales of Specialty films for the first six months were RMB79.5 million (US$12.3 million) compared to RMB 24.8 million in the same period of 2010;

▪	Overseas sales during the first six months were RMB107.9 million (US$16.7 million) compared to RMB 36.7 million in the same period of 2010.

Mr. Xiaoan He, Chairman and CEO of Fuwei Films, said, “I am particularly pleased to see the percentage growth of our high-end specialty films and overseas sales, which we believe indicates our product portfolio is improving in accordance with the differentiation and overseas market expansion strategy.”

Second Quarter of 2011 Results

Net sales during the second quarter ended June 30, 2011 were RMB137.3 million (US$21.2 million), compared to RMB110.3 million (US$16.3 million), during the same period in 2010, representing a 24.5% increase, mainly due to the increase of the sales price compared to the same period in 2010.

The sales of specialty films during the second quarter ended June 30, 2011 were RMB 39.6 million (US$ 6.1 million), reflected 28.9% of total net sales as compared to 14.7% in the same period of 2010. The increase was largely attributable to the increase in demand for films for electronics and high-end packaging.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended June 30, 2011 and 2010 (amounts in thousands):

	Three-Month Period Ended June 30, 2011		% of Total	Three-Month Period Ended June 30, 2010	% of Total
	RMB	US$		RMB
Printing film	16,955	2,623	12.3%	18,801	17.0%
Stamping film	69,235	10,712	50.4%	64,897	58.8%
Metallization film	6,017	931	4.4%	4,978	4.5%
Specialty film	39,637	6,132	28.9%	16,248	14.7%
Base film for other application	5,472	847	4.0%	5,395	4.9%

	137,316	21,245	100.0%	110,319	100.0%

Overseas sales during the second quarter ended June 30, 2011 were RMB43.1 million (US$6.7 million), which accounted for 31.4% of total net sales, as compared with RMB 25.4 million (US$3.7 million), and 23.0% in the same period in 2010, which is 70.1% higher than the same period last year. The increase in overseas sales was mainly due to the increase of overseas market demand and increase of sales price.

The following is a breakdown of domestic and overseas sales for the three-month periods ended June 30, 2011 and 2010 (amounts in thousands):

	Three-Month Period Ended June 30, 2011			Three-Month Period Ended June 30, 2010
	RMB	US$	% of Total	RMB	% of Total
Sales in China	94,189	14,573	68.6%	84,959	77.0%
Sales in other countries	43,127	6,672	31.4%	25,359	23.0%

	137,316	21,245	100.0%	110,319	100.0%

Gross profit was RMB22.5 million (US$3.5 million) for the second quarter ended June 30, 2011, representing a gross margin of 16.4%, as compared to a gross margin of 17.8% from the same period in 2010. This decrease was mainly due to an increase in cost of goods sold during the second quarter ended June 30, 2011 compared with the same period in 2010.

Operating expenses for the second quarter ended June 30, 2011 were RMB12.2 million (US$1.9 million), which was RMB4.9 million (US$0.8 million), or 28.7% lower than the same period in 2010. This decrease was mainly due to reduced class action litigation and related legal fees.

Net income during the second quarter ended June 30, 2011 was RMB6.1 million (US$0.9 million) compared to net loss of RMB3,000 (US$400) during the same period in 2010, representing an increase of RMB 6.1 million (US$0.9 million) from the same period in 2010. The increase was mainly due to the increase of revenue and gross profit, and decrease of operating expense.

Net cash flows used in operating activities for the six months ended June 30, 2011 was RMB9.4 million (US$1.5 million) compared to net cash flows provided by operating activities of RMB17.2 million (US$2.6 million) for the six months ended June 30, 2010, which is a decrease of RMB26.6 million (US$4.1 million). This decrease in cash flows from operating activities was attributable primarily to the increase in other receivables and decrease in advances from customers.

Total shareholders’ equity was RMB582.3 million (US$90.1 million) as of June 30, 2011, compared with RMB552.5 million (US$ 83.6 million) as of December 31, 2010.

As of June 30, 2011, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

In addition, the Company received a second notification, dated May 17, 2011 (the “Second Notification”) from the Weifang State-Owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-Owned Asset Management and Supervision Committee (the “Administration Company”), regarding the transfer of ownership of the Company stock previously controlled by the Company's major shareholders. The Company received the first notification dated May 5, 2011 from the Administrative Company pursuant to which the former major shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu, and Mr. Zhixin Han. Pursuant to the Second Notification, the Company was informed that Ms. Qing Liu and Mr. Zhixin Han transferred their entire ownership in the intermediate holding company, Easebright Investments Limited, to the Administration Company. As a result of the transfer, and based on the information provided by the Administration Company, the Company believes that 65.45% of its outstanding ordinary shares are controlled indirectly by the Administration Company.

On June 30, 2011, our wholly-owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”) signed a letter of intent on PETG heat shrinkable label film supply for the second half of this year with China Bottlers Procurement Consortium (“CBPC”), the authorized procurement service provider for the Coca-Cola Bottling system in China. PETG is an improved BOPET material, which is widely used in the international label industry due to its environmentally friendly nature. Shandong Fuwei developed its propriety PETG heat shrinkable label films through years of independent R&D. This product not only fills the gap in China but also is widely recognized and approved by many internationally renowned suppliers, such as Coca-Cola. The patent application for this product filed by Shandong Fuwei has been accepted. According to the letter of intent, Shandong Fuwei, as the exclusive local supplier of Coca-Cola in China, will supply PETG heat shrinkable label films to designated label suppliers within the Coca-Cola bottling system. Once the letter of intent is fully implemented, it is estimated that the sales of heat shrinkable label films to be supplied to Coca-Cola may account for 8 to10 percent of Shandong Fuwei’s total sales in the second half of 2011.

On July 22, 2012, Shandong Fuwei entered into a supplementary agreement to the contract entered into on March 30, 2011 with Lindauer Dornier GmbH (“Dornier”), a German equipment supplier, pursuant to which, among other things, both parties agreed to change the scheduled delivery to between March 2012 to April 2012, three months earlier than the original agreement.

Additionally, in accordance with the recent meeting attended by the engineers from both parties to discuss latest products and technology developments in Lindauer, Germany, this supplementary agreement includes some targeted adjustments regarding technical specifications and equipment configuration. Accordingly, the total price of this production line has been increased by EUR 402,800 to EUR 16.85 million.

Mr. He concluded, “We are grateful to our shareholders for their support and loyalty.  We are focused on providing the highest quality results for our customers, investors and employees and will continue to keep everyone informed of our progress.”

Conference Call Information

The Company will host a teleconference on Thursday, August 11, 2011, at 8:00 a.m. EDT / 8:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account#: 286 and Conference ID: 376428. The replay will be available until September 11, 2011, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET (biaxially-oriented polyethylene terephthalate) film. Fuwei Films' BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Amy Gao
Investor Relations Manager
Phone: +86-10-6852-2612
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2011 AND DECEMBER 31, 2010
(amounts in thousands except share and per share value)
(Unaudited)

	June 30, 2011		December 31, 2010
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	78,446	12,137	171,227
Restricted cash	88,689	13,721	1,314
Accounts and bills receivable, net	34,364	5,317	25,482
Inventories	43,217	6,686	52,577
Advance to suppliers	5,370	831	10,974
Prepayments and other receivables	30,063	4,651	540
Deferred tax assets - current	745	115	1,344
Total current assets	280,894	43,458	263,458

Plant, properties and equipment, net	299,613	46,355	284,891
Construction in progress	169,698	26,255	197,193
Lease prepayments, net	20,309	3,142	21,024
Advance to suppliers - Long Term	4,116	637	2,787
Goodwill	10,276	1,590	10,276
Long-term deposit	16,760	2,593	16,760
Deferred tax assets - non current	1,692	262	1,763

Total assets	803,358	124,292	798,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	173,501	26,843	142,000
Accounts payables	18,328	2,836	14,296
Advance from customers	9,308	1,440	37,291
Accrued expenses and other payables	8,875	1,373	20,993
Deferred tax liabilities	1,816	281	1,822
	211,828	32,773	216,402
Long-term loan	10,000	1,547	30,000

Total liabilities	221,828	34,320	246,402

Commitments and contingencies

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,061	13,323
Additional paid-in capital	311,907	48,257	311,907
Statutory reserve	35,195	5,445	35,195
Retained earnings	220,697	34,145	190,933
Cumulative translation adjustment	1,211	187	1,186
Total shareholders’ equity	582,333	90,096	552,544
Non-controlling interest	(803)	(124)	(794)
Total equity	581,530	89,972	551,750
Total liabilities and equity	803,358	124,292	798,152

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)
	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2011		2010	2011		2010
	RMB	US$	RMB	RMB	US$	RMB

Net sales	137,316	21,245	110,319	311,470	48,189	198,774
Cost of sales	(114,789)	(17,760)	(90,648)	(243,807)	(37,721)	(166,337)

Gross profit	22,527	3,485	19,670	67,663	10,468	32,437

Operating expenses
Selling expenses	(4,945)	(765)	(4,159)	(9,039)	(1,399)	(7,555)
Administrative expenses	(7,242)	(1,120)	(12,896)	(18,878)	(2,920)	(20,425)
Total operating expenses	(12,187)	(1,885)	(17,055)	(27,917)	(4,319)	(27,980)

Operating income (loss)	10,340	1,600	2,615	39,746	6,149	4,457

Other income (expense)
- Interest income	525	81	157	1,076	167	171
- Interest expense	(2,427)	(376)	(2,669)	(4,727)	(731)	(4,287)
- Others income, net	(132)	(20)	(180)	(236)	(37)	(136)

Total other income (expense)	(2,034)	(315)	(2,692)	(3,887)	(601)	(4,251)

Income before income tax benefit (expense)	8,306	1,285	(77)	35,859	5,548	205

Income tax benefit (expense)	(2,191)	(339)	42	(6,104)	(944)	23

Net Income (loss)	6,115	946	(35)	29,756	4,604	228

Net loss attributable to noncontrolling interests	(5)	(1)	(32)	(9)	(1)	(69)
Net income (loss) attributable to the Company	6,120	947	(3)	29,764	4,605	297

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest	12	2	-	17	2	-
- Foreign currency translation adjustments attributable to the Company	18	3	-	6	2	(16)

Comprehensive income (loss) attributable to noncontrolling interest	7	1	(32)	8	1	(69)
Comprehensive income attribute to the Company	6,138	950	(3)	29,770	4,607	281

Earnings per share, Basic and diluted	0.47	0.07	(0.0002)	2.28	0.35	0.02
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)
	Period Ended June 30, 2011		Period Ended June 30, 2010
	RMB	US$	RMB
Cash flow from operating activities
Net income	29,756	4,604	228
Adjustments to reconcile net income to net cash
(used in) provided by operating activities
- Depreciation of property, plant and equipment	18,868	2,919	18,158
- Amortization of intangible assets	227	35	227
- Deferred income taxes	664	103	(23)
- Bad debt expense (recovery)	(5,638)	(872)	(2)
- Accounts receivable	(9,130)	(1,413)	(8,502)
- Inventories	9,360	1,448	5,682
- Advance to suppliers	5,605	867	(2,670)
- Prepaid expenses and other current assets	(23,184)	(3,587)	87
- Accounts payable	4,032	624	(4,147)
- Accrued expenses and other payables	(8,153)	(1,262)	5,922
- Advance from customers	(27,983)	(4,329)	613
- Tax payable	(3,816)	(590)	1,610

Net cash provided by (used in) operating activities	(9,392)	(1,453)	17,184

Cash flow from investing activities
Purchases of property, plant and equipment	(33,556)	(5,192)	(1,234)
Restricted cash related to trade finance	(87,383)	(13,519)	12,041
Advanced to suppliers - non current	(1,329)	(206)	910
Amount decrease (addition) to construction in progress	27,495	4,254	1,114

Net cash provided by (used in) investing activities	(94,773)	(14,663)	12,832

Cash flow from financing activities
Principal payments of short-term bank loans	(7,000)	(1,083)	(16,179)
Proceeds from short-term bank loans	18,501	2,862	10,000

Net cash provided by (used in) financing activities	11,501	1,779	(6,179)

Effect of foreign exchange rate changes	(116)	575	(26)

Net increase (decrease) in cash and cash equivalent	(92,780)	(13,760)	23,810

Cash and cash equivalent
At beginning of period	171,227	25,897	26,804
At end of period	78,446	12,137	50,615

SUPPLEMENTARY DISCLOSURE:
Interest paid	4,727	731	4,441
Income tax paid	8,456	1,308	-